February 27, 2006

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA TELECOPY AND EDGAR
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention: Ms. Kathleen Collins
           Accounting Branch Chief
                and
           Mr. Patrick Gilmore
           Division of Corporation Finance

                  RE:   Magnitude Information Systems, Inc.
                        Form 10-KSB for the Fiscal Year Ended
                        December 31, 2004
                        File No. 000-32485

Dear Mr. Gilmore:

      As I mentioned to you this morning during our telephone conference we intend to send Magnitude's annual report on Form 10-KSB for the Fiscal Year Ended December 31, 2004 with our Proxy Statement. We have been unable to schedule and send our proxy materials over the last two months because we have not resolved the pending financial statements disclosure issues which could, unfortunately, again require Magnitude to amend its subject Form 10-KSB.

      Thank you, Mr. Gilmore, for agreeing to review our material today and for scheduling a telephone conference at 5:00 PM today to resolve any issues. In order to most intelligently respond to any questions you may have concerning these documents, I have requested that Mr. Joerg Klaube, Magnitude's Chief Financial Officer, and Mr. Robert Quick, representing Magnitude's outside auditor, telephone you at 5:00 PM for that telephone conference. Since I am not a financial expert, I do not want my participation to impede progress. Accordingly, Messrs. Klaube and Quick will be telephoning you today around 5:00 PM on behalf of Magnitude Information Systems, Inc.

                                        Very truly yours,

                                        /s/ Joseph J. Tomasek, Esq.

                                        Joseph J. Tomasek, Esq.

cc:   Joerg Klaube, Chief Financial Officer
      Magnitude Information Systems, Inc.

      Mr. Robert Quick
      Rosenberg Rich Baker Berman & Company